Exhibit 99.2

FNV	www.franco-nevada.com

Press Release

Franco-Nevada Files Year-End Disclosure Documents

TORONTO, March 20, 2014 - Franco-Nevada Corporation (NYSE: FNV)(TSX: FNV) announced that its Annual Information Form, Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2013 have been filed with Canadian securities regulatory authorities.  Franco-Nevada has also filed its Form 40-F for the year ended December 31, 2013 with the U.S. Securities and Exchange Commission.  Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F).

Shareholders may also receive a copy of these documents without charge upon request to Franco-Nevada’s Investor Relations Department, 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9 or to info@franco-nevada.com

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303